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                                  Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                  1601 K Street NW
                                  Washington, DC 20006-1600

                                  T 202.778.9000 www.klgates.com

                             Diane E. Ambler
                             202.778.9886
                             Fax:  202.778.9100
                             diane.ambler@klgates.com

April 15, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Metropolitan Life Insurance Company of Connecticut
         Form S-1 Registration Statement
         File No. 333-156846

Dear Sir or Madam:

     On April 7, 2011, MetLife Insurance Company of Connecticut ("MICC") filed on EDGAR Post-Effective Amendment No. 3 (the "Amendment") on Form S-1 to the above-referenced Registration Statement under the Securities Act of 1933 with respect to the MetLife Target Maturity, deferred annuity contracts issued by MICC which have a market value adjustment feature.

     MICC requests, pursuant to Section 8(c) of the 1933 Act, that the Commission declare the Amendment effective April 28, 2011 or as soon thereafter as practicable.

     Please contact Andras P. Teleki at (202) 778-9477 or the undersigned at
(202) 778-9886 with any questions or comments.

                                                             Sincerely,

                                                             /s/ Diane E. Ambler

                                                             Diane E. Ambler

cc   Alison White, SEC